Exhibit 2.1

Execution Version

SHARE PURCHASE AGREEMENT

BY AND AMONG

Inversiones Breca S.A.

(as Sellers and Sellers’ Guarantor)

AND

Colfax Corporation

(as Buyer and Buyer’s Guarantor)

DATED AS OF MAY 26TH, 2012

Execution Version

TABLE OF CONTENTS

ARTICLE I
DEFINITIONS

1.1	Definitions
1.2	Other Definitions

ARTICLE II
PURCHASE AND SALE OF SHARES

2.1	Purchase and Sale
2.2	Purchase Price
2.3	Pre-Closing Repayment of Intercompany Loans and Debts. Restructuring
2.4	Closing Transactions
2.5	Tender Offer

ARTICLE III
CLOSING

3.1	Conditions to Buyer’s Obligations
3.2	Conditions to Each Seller’s Obligations
3.3	Further Actions. Frustration of Closing Conditions
3.4	Release of Guarantees
3.5	Corporate, Accounting and Tax Books
3.6	Conduct of Business Before Closing

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLERS WITH RESPECT TO THE COMPANY AND THE SUBSIDIARIES OF COMPANY

4.1	Due Organization and Corporate Power
4.2	Corporate Books
4.3	Capitalization
4.4	Financial Statements
4.5	Absence of Material Changes
4.6	Title to Assets
4.7	Inventory
4.8	Equipment
4.9	Real Estate; Leased Properties
4.10	Intellectual Property
4.11	Contracts; Insurance
4.12	Tax Matters
4.13	Employee and Labor Matters

Execution Version

4.14	Environmental Matters
4.15	Related Party Transactions
4.16	Litigation; Proceedings; Orders
4.17	Non-Contravention; Consents
4.18	Authorization; Licenses; Permits
4.19	Compliance with Laws

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLERS WITH RESPECT TO SELLERS

5.1	Organization. Authorization of Transactions
5.2	Non-Contravention
5.3	Governmental Authorities and Consents
5.4	Transaction Interest
5.5	Litigation

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER

6.1	Organization. Authorization of Transactions
6.2	Non-Contravention
6.3	Governmental Authorities and Consents
6.4	Litigation
6.5	Investigation
6.6	Brokers
6.7	Projections and Valuation
6.8	Legal Impediments
6.9	Availability of Funds

ARTICLE VII
INDEMNIFICATION AND REMEDIES

7.1	Survival
7.2	Indemnification by the Parties
7.3	Limitations of Indemnity by Sellers
7.4	Procedure for Indemnification in respect of Third Party Claims
7.5	Reimbursable Liabilities
7.6	Payment of Indemnification

ARTICLE VIII

ARTICLE IX
ADDITIONAL COVENANTS

9.1	Press Releases and Announcements

Execution Version

9.2	Further Transfers
9.3	Confidentiality

ARTICLE X
GUARANTORS

10.1.	Buyer’s Guarantor
10.2	Sellers’ Guarantor

ARTICLE XI
MISCELLANEOUS

11.1	Amendment and Waiver
11.2	Notices
11.3	Binding Agreement; Assignment
11.4	Severability
11.5	Captions. Schedules and Exhibits
11.6	Entire Agreement
11.7	Governing Law
11.8	Arbitration
11.9	Rules of Construction
11.10	Payments
11.11	Expenses
11.12	Transition Reports
11.13	Transition Management Services

Execution Version

INDEX OF EXHIBITS

Exhibit 2.4(b)(ii)

Exhibit 3.1(d)

Exhibit 3.2(a)

Exhibit 7.4(c)

Execution Version

INDEX OF SCHEDULES

Schedule A

Annex 1.1

Annex 2.2

Annex 2.3

Annex 4.1(c)

Annex 4.6

Annex 4.9(a)

Annex 4.9(d)

Annex 4.10(a)

Annex 4.10(b)

Annex 4.11(a)

Annex 4.11(d)

Annex 4.12(a)

Annex 4.12(b)

Annex 4.13

Annex 4.13(b)

Annex 4.14

Annex 4.15

Annex 4.16

Annex 4.18

Schedule 2.2(c)

Execution Version

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (the “Agreement”) is executed on May 26th, 2012, by and among,

On the selling side,

•

INVERSIONES BRECA S.A., a company organized and existing under the laws of the Republic of Peru, domiciled at Calle Las Begonias 441, Oficina 242, San Isidro, Lima (“Sellers” and “Sellers’ Guarantor”);

On the buying side,

•

COLFAX CORPORATION, a company organized and existing under the laws of Delaware, domiciled at 8170 Maple Lawn Boulevard, Suite 180, Fulton, MD 20759, United States of America (“Buyer” and “Buyer’s Guarantor”).

RECITALS

(A) WHEREAS Soldex S.A., a corporation duly organized under the laws of Peru is a sociedad anónima, with headquarters at La Victoria, Lima, Peru, Tax Identification Number 20536903519 and registered in the Superintendencia de Mercado de Valores and the Bolsa de Valores de Lima, engaged in the welding business and related activities (the “Company”);

(B) WHEREAS Sellers, own 135’415,302 common shares of the Company, equivalent to approximately 91.305810% of the total number of common shares of the Company, and 55’810,754 investment shares (acciones de inversión) of the Company, equivalent to approximately 75.2644% of the total number of investment shares of the Company (the “Breca Transaction Interest”). The Breca Transaction Interest may include any and all common shares and/or investment shares issued in favor of Sellers as a result of any capitalization in the Company caused by Breca before Closing.

(C) WHEREAS Minsur S.A., owns 7’360,487 common shares of the Company, equivalent to approximately 4.962920% of the total number of common shares of the Company (the “Minsur Transaction Interest”).

(D) WHEREAS Futura Consorcio Inmobiliario S.A., owns 4’017,643 common shares of the Company, equivalent to approximately 2.708960% of the total number of common shares of the Company, and 57 investment shares of the Company, equivalent to approximately 0.000080% of the total number of investment shares of the Company (the “Futura Transaction Interest”).

Execution Version

(E) WHEREAS EXSA S.A., owns 23 common shares of the Company, equivalent to approximately 0.000020% of the total number of common shares of the Company and 91 investment shares of the Company, equivalent to approximately 0.00012% of the total number of investment shares of the Company (the “EXSA Transaction Interest”).

(F) WHEREAS Mr. Fortunato Brescia Moreyra, Mr. Mario Augusto Miguel Brescia Moreyra and Mr. Pedro Manuel Brescia Moreyra together own 212,092 common shares of the Company, equivalent to approximately 0.143000% of the total number of common shares of the Company (the “NP Transaction Interest”; and together with the Breca Transaction Interest, the Minsur Transacion Interest, the Futura Transaction Interest, the EXSA Transaction Interest and the NP Transaction Interest, the “Transaction Interest”.

(G) WHEREAS, the Transaction Interest, which includes 147’005,547 common shares of the Company, equivalent to approximately 99% of the total number of common shares of the Company, and 55’810,902 investment shares of the Company, equivalent to approximately 75% of the total number of investment shares of the Company; and, is duly registered at the Stock Ledger of the Company and at the Registry Entry of CAVALI S.A. ICLV.

(H) WHEREAS the Company owns 1 common share of Brunner Corporation, a corporation duly organized under the laws of Panama, equivalent to 100% of the issued stock of Brunner Corporation (the “Brunner Interest”).

(I) WHEREAS the Company owns 1 common share of Macromax Corporation, a corporation duly organized under the laws of Panama, equivalent to 100% of the issued stock of Macromax Corporation (the “Macromax Interest”).

(J) WHEREAS the Company owns 100% of the equity interest of Soldaduras West Arco S.A.S., a simplified stock company duly organized under the laws of Colombia (the “West Arco Interest”).

(K) WHEREAS the Company owns 100% of the equity interest of Soldaduras Megriweld S.A.S., a simplified stock company duly organized under the laws of Colombia (the “Megriweld Interest”).

(L) WHEREAS Brunner Corporation owns 100% of the equity interest of Comercializadora de Electrodos de Venezuela Comelven C.A., a limited liability company duly organized under the laws of Venezuela (the “Comelven Interest”).

Execution Version

(M) WHEREAS Macromax Corporation owns 100% of the equity interest of Soluciones Venezolanas en Soldaduras Solvensol C.A., a limited liability company duly organized under the laws of Venezuela (the “Solvensol Interest”).

(N) WHEREAS the Company owns 100% of the equity interest of Nitrocorp S.A.C., a sociedad anónima cerrada duly organized under the laws of Peru (the “Nitrocorp Interest”).

Subject to the terms and conditions set forth in this Agreement, Buyer desires to buy and acquire from Sellers, and Sellers desire to sell and transfer to Buyer: (i) the Transaction Interest, so that following such transfers, the entire interest owned by Sellers in the Company will be owned by Buyer; and (ii) the Subsidiaries’ Interest, so that following the Transaction Interest’ transfer, the entire interest owned by the Company in its Subsidiaries will be indirectly owned by Buyer.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below:

“Acuerdo de Colaboración” means the Acuerdo de Colaboración among European Holding Intercito Ltd. and Air Liquide Welding France S.A., and the Company, dated as of December 18th, 2007, and its amendments.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise, or the right to appoint the majority of the board of directors, management council or equivalent.

“ALW” means jointly European Holding Intercito Ltd. and Air Liquide Welding France S.A.

Execution Version

“Business Day” means any day other than a Saturday or Sunday or any day banks in Lima, Peru are authorized or required to be closed.

“Business Stock Day” means any day in which the Lima Stock Exchange (Bolsa de Valores de Lima) is open for business.

“Company” means Soldex S.A.

“Contract” means any contract, agreement, obligation, instrument or other arrangement or any commitment entered into by any of the foregoing to which the Company’s or its Subsidiaries assets are bound.

“GAAP” means: (i) Peruvian generally accepted accounting principles applicable to the Company, which are (A) the Normas Internacionales de Información Financiera, pursuant to Resolución CONASEV N° 102-2010-EF/94.10 for the fiscal years 2011 and 2012 and (B) the accounting principles generally accepted in the Republic of Peru, pursuant to the Consejo de Normativa Contable del Perú for the fiscal year 2010 and before; (ii) Colombian generally accepted accounting principles; (iii) Venezuelan generally accepted accounting principles; and, (iv) Panamanian generally accepted accounting principles, as applicable.

“Governmental Entity” means any Peruvian or foreign governmental authority, including but not limited to any national, federal, territorial, state, commonwealth, province, territory, county, municipal, district, local governmental jurisdiction of any nature or any other governmental, self regulatory or quasi governmental authority of any nature (including any governmental department, division, agency, bureau, office, branch, court, commission, tribunal, or other governmental instrumentality) or any political or other subdivision or part of any of the foregoing.

“Intellectual Property” means all of the following items along with all income, royalties, damages and payments due or payable prior to or at the Closing or thereafter (including, without limitation, damages and payments for past, present or future infringements or misappropriations thereof, the right to sue and recover for past infringements or misappropriations thereof and any and all corresponding rights that, now or hereafter, may be secured throughout the world): (i) patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice) and any reissue, continuation, continuation in part, division, revision, extension or reexamination thereof; (ii) trademarks, service marks, trade dress, logos, trade names, domain names, uniform resource locators (URLs) and corporate names, together with all goodwill associated therewith; registered and unregistered copyrights, copyrightable works and mask works; (iii) all registrations, applications and renewals for any of the foregoing; (iv) trade secrets and confidential information

Execution Version

(including, without limitation, ideas, formulae, compositions, know how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial, business and marketing plans, and customer and supplier lists and related information); (v) computer software and software systems (including, without limitation, data, databases and related documentation); (vi) other proprietary rights; (vii) licenses or other agreements to or from third parties regarding the foregoing; and (viii) all copies and tangible embodiments of the foregoing (in whatever form or medium).

“Law” means any law, statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement (which pronouncement has the effect of law) of any Governmental Entity having the effect of law.

“Liens” means any mortgage, pledge, fiduciary rights, court or administrative attachment orders, security interest, encumbrance, usufructs, easements, contractual rights of third parties, trusts, options, restrictions, claim, lien or charge of any kind, (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof).

“Operating Subsidiaries” means jointly Soldaduras West Arco S.A.S., Soldaduras Megriweld S.A.S., Comercializadora de Electrodos de Venezuela Comelven C.A. and Soluciones Venezolanas en Soldaduras Solvensol C.A.

“Ordinary Course of Business” means a Person’s conduct of its business and operations consistent with past custom and practice.

“Party” or “Parties” means either Buyer or Sellers, or all Sellers and Buyer.

“Person” means an individual, a partnership, a limited liability company a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a Governmental Entity or any department, agency or political subdivision thereof.

“Peruvian Securities Laws” means collectively, Peruvian Legislative Decree N° 861 on the Securities Market Law (Ley de Mercado de Valores) the regulations issued by the Securities Superintendence (Superintendencia de Mercado de Valores), Peruvian Law N° 26887 (Ley General de Sociedades), rules of the Peruvian Stock Exchange, and any other applicable securities laws, regulations or rules or stock exchange rules, in each case as amended from time to time.

Execution Version

“Purchase Price” has the meaning set forth in Section 2.2.

“Related Party” has the meaning assigned to it under Resolution CONASEV N° 90-2005-EF/94.10 (Reglamento de Propiedad Indirecta, Vinculación y Grupos Económicos).

“S/.” or “Nuevos Soles” means the Nuevos Soles of Peru.

“Sellers” has the meaning set forth in the preamble to this Agreement.

“Sellers’ Knowledge” means the actual knowledge possessed, or the knowledge that should have been or should be possessed, after reasonable investigation by the individuals listed in Annex 1.1 of the Disclosure Schedule.

“SIC” means the Superintendencia de Industria y Comercio of the Republic of Colombia.

“Subsidiary” or “Subsidiaries” means, (a) with respect to the Company, each of Brunner Corporation, Macromax Corporation, Soldaduras West Arco S.A.S., Soldaduras Megriweld S.A.S., Comercializadora de Electrodos de Venezuela Comelven C.A. and Soluciones Venezolanas en Soldaduras Solvensol C.A., Nitrocorp S.A.C.; and (b) with respect to any other Person, any corporation, partnership, limited liability company, association, joint venture or other business entity of which (i) if a corporation, at least 50 (fifty) % plus one share of the total voting power of shares of stock entitled (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, limited liability company, association, joint venture or other business entity, at least 50.01 (fifty point zero one) % of the partnership, joint venture or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.

“Tax” or “Taxes” means any national, local or foreign income, gross receipts, franchise, alternative or add on minimum, estimated, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

Execution Version

“Tax Returns” means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of Taxes of any party or the administration of any Laws, regulations or administrative requirements relating to any Taxes.

“US$” or “Dollars” means the dollar(s) of The United States of America.

1.2 Other Definitions.

Each of the following defined terms has the meaning given such term in the section set forth opposite such defined term:

DEFINED TERM	SECTION REFERENCE

Net Equity	2.2(c)

Adjusted Purchase Price	2.2(d)

Purchase Price Adjustment	2.2(d)

Purchase Price Adjustment Statement	2.2(d)

Objection Notice	2.2(e)

Peruvian Holder(s)	2.3(b)

Closing	2.4(a)

Closing Date	2.4(a)

Closing Transactions	2.4(b)

Tender Offer	2.5(a)

Tendering Shareholders	2.5(a)

Regulations of the Tender Offer	2.5(a)

Offer Price	2.5(a)

Aviso de Inicio	2.5(d)

SIC Approval	3.2(b)

Disclosure Schedule	Article IV

Financial Statements	4.4(a)

Inventory	4.7

Real Property	4.9(a)

Leased Properties	4.9(d)

Material Contracts	4.11(a)

Tax Returns	4.12(b)

Related Party Transaction	4.15

Fundamental Representations	7.1(a)(ii)

Damages	7.2

Indemnified Parties	7.2

Buyer’s Indemnified Party	7.2

Sellers’ Indemnified Party	7.2

Threshold Amount	7.3(a)

Confidential Information	9.3 (a)

Execution Version

ARTICLE II

PURCHASE AND SALE OF

SHARES

2.1 Purchase and Sale.

Subject to the terms and conditions set forth in this Agreement, at Closing, (a) Buyer shall purchase and acquire from Sellers and Sellers shall sell and transfer to Buyer the Transaction Interest; all of the foregoing free and clear of any Liens; and, (b) Buyer shall pay to Sellers the Purchase Price specified in Section 2.2.

Execution Version

2.2 Purchase Price.

(a) The price for the purchase and sale of the Transaction Interest is the amount of US$ 183’351,461.00 (the “Purchase Price”).

(b) Sellers shall inform Buyer, in writing, at least 5 (five) Business Days prior to Closing, the bank and the number of the bank account or accounts to which the Purchase Price shall be wired and paid.

(c) The Purchase Price could be subject to an adjustment, either upwards or downwards, based on the product of (a) the Transaction Interest divided by the sum of (i) the total number of common shares of the Company plus (ii) the total number of investment shares of the Company, multiplied by (b) the difference in the consolidated net equity of the Company (the “Net Equity”), calculated in Nuevos Soles and in accordance with GAAP, between the consolidated balance sheet as of February 29, 2012, attached hereto as Annex 2.2 of the Disclosure Schedule, and the consolidated balance sheet as of the Closing Date, calculated in Nuevos Soles and in accordance with GAAP pursuant to the proceeding set forth in Schedule 2.2(c) of this Agreement, converted into Dollars at the exchange rate which results from obtaining the average of all the “Daily Exchange Rates” between February 29, 2012 and the Closing Date. For the purpose of calculating the “Daily Exchange Rates”, Buyer and Seller shall use, for each day, the average obtained between the tipo de cambio interbancario compra and tipo de cambio interbancario venta published daily by the website of the Banco Central de Reserva del Perú (www.bcrp.gob.pe/estadisticas.html).

(d) Within 60 (sixty) Business Days after the Closing Date, Buyer shall prepare and deliver, or cause to be prepared and delivered, to Sellers a purchase price adjustment statement (the “Purchase Price Adjustment Statement”), setting forth the calculation of the adjusted Purchase Price (the “Adjusted Purchase Price”). The Purchase Price Adjustment Statement must be prepared in accordance with GAAP, or except as otherwise set forth on Schedule 2.2(c) of this Agreement.

(e) Within 30 (thirty) days following receipt by Sellers of the Purchase Price Adjustment Statement, Sellers shall deliver written notice (an “Objection Notice”) to Buyer of any dispute it has with respect to the preparation or content of the Purchase Price Adjustment Statement.

An Objection Notice must describe in reasonable detail the items contained in the Purchase Price Adjustment Statement that Sellers dispute,

Execution Version

the basis for any such disputes and the specific adjustments to the Purchase Price Adjustment Statement which Sellers believe should be made. Any items not disputed in the Objection Notice will be deemed to have been accepted by Sellers.

If Sellers do not deliver an Objection Notice with respect to the Purchase Price Adjustment Statement within such 30 (thirty) day period, such statement will be final, conclusive and binding on the Parties and the Party which is obliged to make a payment pursuant to the Purchase Price Adjustment Statement shall make such payment within the following 5 (five) Business Days.

If Sellers deliver a timely Objection Notice, Buyer and Sellers shall negotiate in good faith to resolve such dispute. If Buyer and Sellers, notwithstanding such good faith effort, fail to resolve such dispute within 30 (thirty) days after Sellers deliver an Objection Notice, then Buyer and Sellers, jointly, shall engage any of PricewaterhouseCoopers, Ernst & Young, Deloitte or KPMG (whichever has not been appointed as of that date as external auditor of any Party, the “Arbitration Firm”) to resolve such dispute. As promptly as practicable thereafter (and, in any event, within 30 (thirty) days after the Arbitration Firm’s engagement), Buyer and Sellers shall each prepare and submit a presentation detailing each Party’s complete statement of proposed resolution of all disputed matters to the Arbitration Firm, and the Arbitration Firm can only consider those items in dispute based solely upon the presentations by Buyer and Sellers. The fees and expenses of the Arbitration Firm, if any, shall be split equally between Buyer and Sellers. All determinations made by the Arbitration Firm will be final, conclusive and binding on the parties, absent gross negligence, fraud or willful misconduct and the Party which is obliged to make a payment pursuant to the determination of the Arbitration Firm shall make such payment within the following 5 (five) Business Days.

2.3 Pre-Closing Repayment of Intercompany Loans and Debts. Restructuring.

(a) The intercompany loans and debts between the Company and its Subsidiaries, as debtors, on the one side, or any of its other Affiliates, as creditors, on the other side, shall be, at the option of Sellers, either (i) repaid on or before the Closing Date or (ii) assigned to Buyer and/or any of its Affiliates (including Persons which are Affiliates) at its face value plus accrued interests (if any), without affecting in any case the Purchase Price. These intercompany loan agreements and outstanding debts are described in Annex 2.3 of the Disclosure Schedule.

Execution Version

(b) Sellers shall have the right to restructure, prior to Closing, their investments in Peru by way of contributing or allocating their Transaction Interest to wholly owned subsidiaries or Affiliates (including Persons which are Affiliates), branches, or permanent establishments (establecimientos permanentes) or equivalent entities domiciled in Peru (“Peruvian Holder(s)”), in which case the Peruvian Holder(s) shall become a Seller (or Sellers) hereunder with the same rights and obligations stipulated for Seller under this Agreement.

2.4 Closing Transactions.

(a) The closing of the transactions contemplated in this Agreement (the “Closing”) shall take place at the offices of Rebaza, Alcázar & De Las Casas Abogados Financieros, located in the city of Lima, Peru, at Canaval y Moreyra N° 452, 17th Floor, San Isidro, Lima, Perú, or such other place as mutually agreed to by Buyer and Sellers, at 10:00 (ten) a.m. (Lima, Peru time) (i) the last day of the month in which the SIC Approval is received, if the SIC Approval is received prior to the last 5 (five) Business Days of the month, or (ii) the last day of the following month in which the SIC Approval is obtained, if the SIC Approval is received within to the last 5 (five) Business Days of the month, provided, however, that the Parties may mutually agree on a different date (“Closing Date”).

(b) The Parties shall consummate the following transactions (“Closing Transactions”) on or prior to the Closing Date:

(i)	at least 3 (three) Business Days prior to Closing, Buyer and Sellers shall have filed to an authorized Sociedad Agente de Bolsa the “órdenes de venta” (in case of Sellers) and “orden de compra” (in case of Buyer);

(ii)	the Company and Futura Consorcio Inmobiliario S.A. shall have executed and delivered a land-use agreement, following the form contained in Exhibit 2.4(b)(ii);

(iii)	Sellers shall have obtained from Banco de Crédito del Perú - BCP (“BCP”) certain unconditional change of control waivers, as required in the financial agreements specified in items 1 and 3 of Annex 4.11(a) of the Disclosure Schedule; and,

(iv)

BCP shall have terminated and released the mortgage affecting the property located at Antigua Carretera Panamericana, Km. 38.5, distrito de Lurín, provincia y departamento de Lima, and registered in File N° 42209473 of the Lima Property Public Registry; provided

Execution Version

that, if all of such actions have not been achieved as of the Closing Date, Buyer shall pay or cause the Company to pay, simultaneously to Closing, any and all outstanding amounts due by the Company to BCP under the financial agreements specified in items 1 and 3 of Annex 4.11(a) of the Disclosure Schedule; to the extent that Sellers shall have obtained due authorization from BCP to make such payment.

2.5 Tender Offer.

(a) After Closing, Buyer shall launch a tender offer (Oferta Pública de Adquisición de Acciones) (the “Tender Offer”) directed to all of the minority shareholders of the Company which hold shares with right to vote (the “Tendering Shareholders”), pursuant to Resolution CONASEV Nº 009-200-EF-94.10 (Reglamento de Oferta Pública de Adquisición y de Compra de Valores por Exclusión) (the “Regulations of the Tender Offer”), at the minimum purchase price determined according to the Regulations of the Tender Offer (“Offer Price”).

(b) The Tender Offer shall be irrevocable and not subject to conditions other than that the shares tendered by the Tendering Shareholders shall be free and clear of any Liens. The Tender Offer shall be declared successful irrespective the number of the Company’s shares tendered in the process.

(c) The payment of the Offer Price by Buyer shall be deemed a separate obligation of Buyer in favor of the Tendering Shareholders, and Sellers shall not be deemed to have guaranteed such obligation whatsoever. Therefore, the Offer Price shall not be deducted from the Purchase Price nor allocated to it.

(d) Buyer undertakes the obligation to publish an “aviso de inicio” (“Aviso de Inicio”) pursuant to Article 13 of the Regulations of the Tender Offer (not later than the maximum term granted by the Regulations of the Tender Offer) in El Diario Oficial El Peruano newspaper to start the Tender Offer to acquire all shares with right to vote which are not part of the Transaction Interest, held by minority shareholders in the capital stock of the Company.

(e) The Tender Offer shall be valid for a period in total (including extensions) and the Offer Price shall be paid by Buyer to the Tendering Shareholders pursuant the Regulations of the Tender Offer.

(f) Buyer shall comply with any and all Peruvian Securities Law applicable to the Tender Offer.

Execution Version

(g) The Parties hereby acknowledge that from the date of execution of this Agreement and the date when the Tender Offer is launched by the Buyer, the Regulations of the Tender Offer may be subject to amendments. The Parties agree that any such amendments shall prevail against the provisions set forth in this Section 2.5.

ARTICLE III

CLOSING

3.1 Conditions to Buyer’s Obligations.

The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the fulfillment, prior to or at the Closing Date, of each of their conditions set forth in this Section 3.1 (unless expressly waived in writing by Buyer at, or at any time prior to, the Closing Date):

(a) Sellers or the Peruvian Holders, as the case may be, shall have acquired the Minsur Transaction Interest, the Futura Transaction Interest, the EXSA Transaction Interest and the NP Transaction Interest and shall be the record owner, free and clear of any Lien, of all the Transaction Interest, that is, the record owner of at least 147’005,547 shares issued in the capital stock of the Company, representing no less than 99% of the authorized and issued capital stock of the Company, and of 55’810,902 investment shares of the Company, representing no less than 75% of the total number of investment shares of the Company.

(b) The Company shall be the record owner, free and clear of any Lien, of: (i) 1 share issued in the capital stock of Brunner Corporation, representing no less than 100% of the authorized and issued capital stock of Brunner Corporation; (ii) 1 share issued in the capital stock of Macromax Corporation, representing no less than 100% of the authorized and issued capital stock of Macromax Corporation; (iii) 100% of the equity interest of Soldaduras West Arco S.A.S.; and (iv) 100% of the equity interest of Soldaduras Megriweld S.A.S.

(c) Brunner Corporation shall be the record owner, free and clear of any Lien of 100% of the equity interest of Comercializadora de Electrodos de Venezuela Comelven C.A., and Macromax Corporation shall be the record owner, free and clear of any Lien of 100% of the equity interest of Soluciones Venezolanas en Soldaduras Solvensol C.A.

(d) Buyer shall have been furnished with a certificate of Sellers, dated the Closing Date, certifying to the truth of such representations and to the fulfillment of such agreements and conditions in the form of Exhibit 3.1(d) hereto.

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3.2 Conditions to Sellers’ Obligations.

The obligation of Sellers to consummate the transactions contemplated by this Agreement is subject to the fulfillment, prior to or at the Closing Date, of each of their conditions set forth in this Section 3.2 (unless expressly waived in writing by each Seller at, or at any time prior to, the Closing Date):

(a) Sellers shall have been furnished with a certificate of Buyer, dated the Closing Date, certifying to the truth of such representations and to the fulfillment of such agreements and conditions in the form of Exhibit 3.2(a) hereto.

(b) Buyer shall have obtained the approval from the SIC to indirectly acquire the West Arco Interest and the Megriweld Interest from Sellers, in the terms and conditions to be mutually agreed, in good faith, with Sellers (the “SIC Approval”).

(c) In case one or more Sellers have decided to restructure their investments according to Section 2.3(d), such Sellers shall have concluded such restructure process.

3.3 Further Actions. Frustration of Closing Conditions.

(a) Subject to the terms and conditions of this Agreement, Buyer and Sellers agree to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement in the most expeditious manner practicable.

(b) Neither Buyer nor Sellers may rely on the failure of any condition set forth in this Article III to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur, as stipulated in letter (a) above.

3.4 Release of Guarantees.

Buyer shall procure that as soon as possible following Closing, Sellers and their Related Parties and Affiliates are released and discharged fully and completely from all and any liability and/or obligation under all guarantees, sureties, covenants or indemnities in respect of any liabilities or obligations (actual or contingent) of the Company and each of its Subsidiaries, as disclosed in the Disclosure Schedule, and until such release

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and discharges are effected, will indemnify and keep indemnified Sellers and each of Sellers’ Related Companies and Affiliates from and against all claims or demands arising under such guarantees, sureties, covenants or indemnities.

3.5 Corporate, Accounting and Tax Books.

Buyer shall preserve and retain for a period of ten (10) years after Closing the corporate, accounting, tax and other books and records that relate to the Company and its Subsidiaries prior to Closing (and which are in the possession of said companies or delivered to the Buyer as of Closing) and make such books and records available to any Seller free of charge upon reasonable notice.

3.6 Conduct of Business Before Closing.

(a) Sellers shall use reasonable endeavors to procure that, between the date of this Agreement and Closing Date, the Company and its Subsidiaries shall not:

(i) amend their organizational documents, except for such amendments needed to execute any capitalization in the Company caused by Sellers before Closing, as set forth in Section 3.6(d);

(ii) pay or increase any bonuses, salaries or other compensation to any stockholder, director, officer or employee (except in the Ordinary Course of Business);

(iii) adopt or increase payments or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other employee benefit plan for or with any employees of the Company or any of its Subsidiaries;

(iv) damage or destroy or lose any asset owned by or leased to the Company or any of its Subsidiaries, whether or not covered by insurance, which could reasonably be excepted to have a material effect;

(v) enter into or terminate (i) any license, joint venture, credit or similar agreement, or (ii) any contract or transaction involving a total remaining commitment by or to the Company or any of its Subsidiaries of US$ 500,000.00 in aggregate, other than entry into Contracts substantially similar to those entered into in the past in the Ordinary Course of Business;

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(vi) sell, lease or dispose of any asset of the Company or any of its Subsidiaries for a value of US$ 500,000.00 in aggregate, outside of the Ordinary Course of Business, or mortgage, pledge, or impose any lien or other Encumbrance on any asset owned or leased by the Company or any of its Subsidiaries with a value of US$ 500,000.00 in aggregate, outside of the Ordinary Course of Business;

(vii) take any action for their reorganization, consolidation, division, or dissolution;

(viii) terminate or amend any Material Contract, except and exclusively for any amendment of the financial agreements of Annex 4.11(a) of the Disclosure Schedule in order to execute the Closing Transaction specified in Section 2.4(iv);

(ix) enter into indebtedness, involving amounts in excess of US$ 500,000.00, other than in the Ordinary Course of Business;

(x) waive any claims or rights or settle or agree to settle any litigation, involving amounts in excess of US$ 500,000.00;

(xi) agree, whether in writing or otherwise, to do any of the foregoing;

(xii) change accounting methods or practices of the Company (including without limitation, any change in reserves, depreciation, amortization or cost accounting policies or rates); or,

(xiii) depart from maintaining the levels of inventory, materials and supplies at levels consistent with the normal operations of the Company,

without the prior consent of Buyer -which consent shall be deemed to be granted in accordance with Section 3.6(b), provided that, for the purpose of this Section 3.6(a), “reasonable endeavors” shall be limited to the Sellers taking the following actions immediately after the execution of this Agreement, as well as every time it becomes aware of any breach or threatened breach of this Section 3.6(a) by the Company or any of its Subsidiaries:

A.	to instruct all directors, officers and employees of the Sellers, the Company and the Subsidiaries to abide by this Section 3.6(a); and;

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B.	to exercise all rights corresponding to the Sellers, to cause the Company to exercise all their rights with respect to the Subsidiaries, and to cause all the directors, officers and employees of the Sellers, the Company and the Subsidiaries, in order to procure that the Company and its Subsidiaries comply with the obligations under this Section 3.6(a).

(b) Where Sellers, the Company or the Subsidiaries make a written request to the Buyer for consent to a matter under Section 3.6(a) accompanied by such information as is, in the reasonable opinion of Sellers, the Company or the Subsidiaries, as the case may be, sufficiently detailed for Buyer to evaluate the matter, then Buyer shall be deemed to have consented to the matter in question if a written refusal of such consent has not been received by Sellers, the Company or the Subsidiaries, as the case may be, within 5 (five) Business Days after the date of service of such request. Notwithstanding the foregoing, no deemed consent shall have been granted under this Section 3.6(b) if Buyer, within the aforementioned 5 (five) Business Days, has provided a written response to Sellers, the Company or the Subsidiaries, as the case may be, in which it requests additional information reasonably necessary to provide a definitive response to the corresponding request. In such case, Buyer’s consent shall be deemed granted if a written refusal has not been received by Sellers, the Company, or the Subsidiaries, as the case may be, within 5 (five) Business Days after the date of receipt of all such additional information by Buyer.

(c) Section 3.6(a) shall not operate so as to restrict or prevent Sellers, the Company or the Subsidiaries from undertaking, at its sole discretion, any of the following:

(i) any matter contemplated by, or referred to in, or necessary or desirable to give effect to or implement, this Agreement;

(ii) any matter that relates to compliance with the applicable tax regulation;

(iii) any matter required by any Governmental Entity;

(iv) any matter contemplated by, or pursuant to, a written contract to which the Company and its Subsidiaries, as the case may be, is already a party (including applicable collective labor agreements);

(v) any matter required to comply with applicable Law;

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(vi) the exercise of any rights, howsoever arising (including, without limitation, any disciplinary rights), against any employee;

(vii) any matter undertaken in an emergency or disaster situation or relating to environmental matters; or

(viii) any matter undertaken at the request or with the prior consent of the Buyer.

(d) Sellers are expressly authorized to cause a capital increase in the Company of up to S/. 60’969,873.00 Nuevos Soles, in order to capitalize accumulated profits of the Company. If executed, such capitalization shall be completed before Closing and any all shares issued in favor of Sellers shall be included in the Transaction Interest and therefore, transferred in favor of Buyer on Closing.

(e) Sellers agrees that it shall (i) cause the Company and its Subsidiaries to use best efforts to apply for and obtain, prior to the Closing Date, all licenses, permits, certificates, orders, grants and other authorizations of or from any Governmental Entity to perform its business in the Ordinary Course of Business and in compliance with the Laws; and, (ii) cause the Company to accrue, prior to Closing Date, an amount equal to US$ 400,000.00 for management retention bonuses to be paid, totally or in tranches, at a date mutually agreed between the Parties, provided, that such date must occur within 1 (one) year after Closing.

(f) The Company has caused the dissolution and liquidation of Nitrocorp S.A.C. in order for that company to be extinguished. Therefore, at any time before or after Closing, the Nitrocorp Interest shall no longer be registered in the financial statements of the Company.

(g) Prior to Closing, Sellers are expressly authorized to cause the Company to distribute an anticipated dividend for an amount less than or equal to the anticipated net income of the Company for the period of the fiscal year 2012 ended Closing, provided, however, that Sellers must reasonably inform Buyer in advance, and in any event no later than Sellers’ call to the respective Shareholders’ Assembly, of such proposed dividend distribution. In the event, (i) any distributed amounts are in excess of the profits generated by the Company during the period of the fiscal year 2012 ended Closing or (ii) any distributed amount did not comply with applicable tax Law, Sellers undertake to reimburse the Company for any such amounts, whether distributed to Sellers or to any other shareholders of the Company, provided, further, that Sellers undertake to make any such reimbursement within 30 (thirty) Business Days after receiving the Purchase Price Adjustment Statement, but in no event later than delivering the Objection Notice, in which case Buyer undertakes to revise the

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Purchase Price Adjustment Statement by the amount of the reimbursed dividend. For the avoidance of doubt, any anticipated dividend distributed by the Company pursuant to this Section 3.6(g) shall be reflected as a reduction to net equity pursuant to the adjustment set forth in Section 2.2(c).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

WITH RESPECT TO THE COMPANY AND THE SUBSIDIARIES

OF COMPANY

Sellers hereby jointly and severally represent and warrant to Buyer, as of the date hereof and as of the Closing Date that, except as disclosed to Buyer in (i) the disclosure schedule set forth as Schedule A to this Agreement (the “Disclosure Schedule”); and, (ii) in the Financial Statements (including the notes and schedules thereto):

4.1 Due organization and Corporate Power.

(a) The Company and each of its Subsidiaries is a juridical entity duly organized and validly existing under the Laws of the jurisdiction in which it is organized and has all necessary power and authority to:

(i) conduct its business in the manner in which its business is currently being conducted; and,

(ii) own and use its properties and assets in the manner in which its properties and assets are currently owned and used.

(b) Except for Nitrocorp S.A.C., neither the Company nor any of its Subsidiaries has commenced any proceeding or made any election contemplating the dissolution or liquidation of the Company or any of its Subsidiaries. Such dissolution and liquidation is being and shall be performed in compliance with the applicable Law and in a timely manner.

(c) Neither the Company, nor any of its Subsidiaries, owns beneficially or otherwise, any shares or any securities or any direct or indirect interest of any nature in, any Person other than the Persons set forth in Annex 4.1(c) of the Disclosure Schedule.

(d) The Company owns, directly or indirectly, all shares of capital stock or equity interests of its Subsidiaries free and clear of all Liens.

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4.2 Corporate Books.

Each shareholders registry book of the Company and of each of the Subsidiaries of the Company which is a stock corporation is complete and correct in all material respects and has been maintained in accordance with the requirements of applicable Law. Each board of directors book and each shareholder meetings book of the Company and of each of its Subsidiaries which is a stock corporation, contains correct and complete records of all meeting held of, and corporate action taken by, the stockholders, the boards of directors, and committees of the board of directors of such companies.

4.3 Capitalization.

(a) The capital of the Company is fully paid-in and reflected in the company’s bylaws. The capital stock of the Company consists of 148’309,615 shares of common stock, and 74’152,925 investment shares, all of which such shares have been duly authorized, validly issued and fully paid-in.

(b) Sellers and its Affiliates mentioned in the recitals are the record owner, and shall continue to be the record owner on the Closing Date, of: (i) 147’005,547 common shares of the Company, representing no less than 99% of the authorized and issued common shares of the Company, and (ii) 55’810,902 investment shares issued by the Company, representing no less than 75% of the total amount of investment shares of the Company; except for any shares of capital stock that may be issued before Closing derived from any capitalization of accumulated profits of the Company in which case, such new shares shall be transferred to Buyer on Closing.

All of the shares held by Sellers in the capital stock of the Company and in the capital stock of the Company: (i) have been duly authorized and validly issued; (ii) are fully paid-in; and (iii) have been issued in compliance in all respects with all applicable securities Laws and other applicable Laws.

(c) The Company is the record owner, and shall continue to be the record owner on the Closing Date, of: (i) 1 share issued in the capital stock of Brunner Corporation, representing no less than 100% of the issued capital stock of Brunner Corporation; (ii) 1 share issued in the capital stock of Macromax Corporation, representing no less than 100% of the issued capital stock of Macromax Corporation; (iii) 100% of the equity interest of Soldaduras West Arco S.A.S.; and (iv) 100% of the equity interest of Soldaduras Megriweld S.A.S.

All of the equity interests held by the Company in the capital stock of Brunner Corporation, Macromax Corporation, Soldaduras West Arco S.A.S. And Soldaduras Megriweld S.A.S.: (i) have been duly authorized and validly

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issued; (ii) are fully paid-in; (iii) have been issued in compliance in all respects with all applicable securities Laws and other applicable Laws; and, (v) have been properly registered in the corresponding stock ledger.

(d) Brunner is the record owner, and shall continue to be the record owner on the Closing Date of 100% of the equity interest of Comercializadora de Electrodos de Venezuela Comelven C.A.; and Macromax Corporation is the record owner and shall continue to be the record owner on the Closing Date of 100% of the equity interest of Soluciones Venezolanas en Soldaduras Solvensol C.A.

All of the equity interests held by Brunner Corporation and Macromax Corporation in the capital stock of Comercializadora de Electrodos de Venezuela Comelven C.A. and Soluciones Venezolanas en Soldaduras Solvensol C.A., respectively: (i) have been duly authorized and validly issued; (ii) are fully paid-in; (iii) are free of preemptive or similar rights (except those set forth in the applicable Law), and (iv) have been issued in compliance in all respects with all applicable Securities Laws and other applicable Laws.

(e) There is no outstanding subscription, option, call, warrant or right of any kind (whether or not currently exercisable) to acquire any equity or debt securities of the Company or of any of its Subsidiaries.

(f) There is no outstanding security, instrument or obligation (including without limitation any bond, debenture, note or other evidence of indebtedness) that is or may become exercisable, convertible or exchangeable for or into any equity or debt securities of the Company or any of its Subsidiaries.

(g) There is no contract under which the Company or any of its Subsidiaries may become obligated to sell or otherwise issue any equity or debt securities of the Company or any of its Subsidiaries.

(h) There are no shares of capital stock of the Company of any of its Subsidiaries reserved for issuance for any purposes.

(i) Neither the Company nor any of its Subsidiaries has any interest in the form of partnership, consortium or joint venture in any legal entity.

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4.4 Financial Statements.

(a) Sellers have delivered to Buyer the following financial statements, including any related notes and schedules there to (collectively, “Financial Statements”):

(i) the consolidated balance sheet and the related statement of operations of the Company (including its Subsidiaries) as of and for the three month period ended March 31st, 2012 (unaudited), and the consolidated balance sheet of the Company (including its Subsidiaries) as of December 31st, 2011 (audited) and December 31st, 2010 (audited), and the related consolidated statements of operations changes in stockholders’ equity and cash flows of the Company for the years then ended, together with the related notes and schedules thereto, and the unqualified report and certification of the independent public accountants relating thereto prepared in accordance with GAAP;

(ii) the balance sheet and the related statement of operations of the Company as of March 31st, 2012 (unaudited), and the balance sheet of the Company as of December 31st, 2011 (audited) and December 31st, 2010 (audited), and the related statements of operations changes in stockholders’ equity and cash flows of the Company for the years then ended, together with the related notes and schedules thereto, and the unqualified report and certification of the independent public accountants relating thereto prepared in accordance with GAAP;

(iii) the balance sheet of Soldaduras West Arco S.A.S. as of March 31st, 2012 (unaudited), and the balance sheet of Soldaduras West Arco S.A.S. as of December 31st, 2011 (audited) and December 31st, 2010 (audited), and the related statements of operations changes in stockholders’ equity and cash flows of Soldaduras West Arco S.A.S. for the years then ended, together with the related notes and schedules thereto, and the unqualified report and certification of the independent public accountants relating thereto prepared in accordance with GAAP;

(iv) the balance sheet of Soldaduras Megriweld S.A.S. as of March 31st, 2012 (unaudited), and the balance sheet of Soldaduras Megriweld S.A.S. as of December 31st, 2011 (audited) and December 31st, 20110 (audited), and the related statements of operations changes in stockholders’ equity and cash flows of Soldaduras Megriweld S.A.S. for the years then ended, together with the related notes and schedules thereto and the unqualified report and certification of the independent public accountants relating thereto prepared in accordance with GAAP;

(v) the balance sheet of Comercializadora de Electrodos de Venezuela Comelven C.A. as of March 31st, 2012 (unaudited), and the consolidated balance sheet of Comercializadora de Electrodos de

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Venezuela Comelven C.A. as of December 31st, 2011 (audited) and December 31st, 2010 (audited), and the related consolidated statements of operations changes in stockholders’ equity and cash flows of Comercializadora de Electrodos de Venezuela Comelven C.A. for the years then ended, together with the related notes and schedules thereto, and the unqualified report and certification of the independent public accountants relating thereto prepared in accordance with GAAP; and

(vi) the balance sheet of Soluciones Venezolanas en Soldaduras Solvensol C.A. as of March 31st, 2012 (unaudited), and the consolidated balance sheet of Soluciones Venezolanas en Soldaduras Solvensol C.A. as of December 31st, 2011 (audited) and December 31st, 2010 (audited), and the related consolidated statements of operations changes in stockholders’ equity and cash flows of Soluciones Venezolanas en Soldaduras Solvensol C.A. for the years then ended, together with the related notes and schedules thereto, and the unqualified report and certification of the independent public accountants relating thereto prepared in accordance with GAAP.

(b) To Sellers’ Knowledge, the Financial Statements are true, correct and complete in all material respects.

(c) To Sellers’ Knowledge, the Financial Statements present fairly the financial position of the Company and its Subsidiaries as of the dates presented, and the results of operations, changes in stockholders’ equity and cash flows for the periods then ended.

(d) To Sellers’ Knowledge, the Financial Statements have been prepared in accordance with GAAP’s, as described in Section 4.4(a) hereto, applied on a consistent basis throughout the periods covered.

4.5 [SECTION INTENTIONALLY LEFT BLANK]

4.6 Title to Assets.

To Sellers’ Knowledge, and except for the matters set forth in the Disclosure Schedule, the Company and each of its Operating Subsidiaries is the lawful owner and holder of the peaceable and uncontested possession of the assets (other than with respect to the real estate which it owns, which is covered separately in Section 4.9 below) included in the Financial Statements and any assets acquired since the date thereof. Other than for those Liens the existence of which are identified in the notes to the Financial Statements and Annex 4.6 of the Disclosure Schedule, the assets described in the preceding sentence are free and clear of any and all Liens.

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4.7 Inventory.

To Sellers’ Knowledge, all inventory of the Company and its Operating Subsidiaries (“Inventory”) was acquired or manufactured in the Ordinary Course of Business as it stands on this date and is valued on the books of account, except for those inconsistencies which are not material, and such Financial Statements contain the inventory reserves that are appropriate in accordance with GAAP, as described in Section 4.4(a) hereto.

4.8 Equipment.

To Sellers’ Knowledge, all material equipment and other tangible assets (other than Inventory) owned by or leased to the Company of any of its Operating Subsidiaries are adequate for the conduct of business of such Company or Operating Subsidiary in the manner in which such business is currently being conducted.

4.9 Real Estate; Leased Properties.

(a) Annex 4.9(a) of the Disclosure Schedule sets forth a list of all real estate owned by the Company and its Operating Subsidiaries, and such list includes the name and record title holder (each such real estate property a “Real Property”).

(b) To Sellers’ Knowledge, the Company and each of its Operating Subsidiaries have good title to Real Properties their own, free and clear of any and all Liens.

(c) To Sellers’ Knowledge, no judicial or other proceeding is pending or threatened in writing that would preclude or impair the use of any Real Property owned by the Company of any of its Operating Subsidiaries, for the purposes for which it is currently used.

(d) Annex 4.9(d) of the Disclosure Schedule sets forth a list of the leases concerning real estate properties currently in use by the Company and its Operating Subsidiaries (all such properties the “Leased Properties”).

All of the leases relating to the Leased Properties are in full force and effect, and are valid and binding.

(e) To Sellers’ Knowledge, all rents due pursuant to the terms of the lease agreements of each Leased Property has been timely and fully paid (except for the failure of which, has not resulted in a request for termination of the applicable lease agreement), and all other obligations of

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the Company and its Operating Subsidiaries under such lease agreements have been performed in all respects in accordance with the provisions of the applicable lease.

4.10 Intellectual Property.

(a) Annex 4.10(a) of the Disclosure Schedule sets forth the list and description of the material Intellectual Property with respect to the business names, products names and slogans of the Company and its Subsidiaries, and such intellectual property and the related trademarks refereed therein have been registered before the appropriate Governmental Authority.

(b) To Sellers’ Knowledge, the business operations of the Company and its Operating Subsidiaries do not violate, infringe or misappropriate any Intellectual Property rights to any third party. The Intellectual Property of the Company and its Operating Subsidiaries is not subject to any license (other than as reflected in the Disclosure Schedule), an except for the matters set forth in Annex 4.10(b) of the Disclosure Schedule is free of any restriction on limitation on use, is free and clear of any and all Liens and is not subject to any arrangements requiring any payments to any third party or the obligation to grants rights to any third party in exchanges for services.

(c) To Sellers’ Knowledge, and except for the matters set forth in the Disclosure Schedule, all of the licensed Intellectual Property of the Company and its Operating Subsidiaries is reflected in the Disclosure Schedule and has been and is used in accordance with all applicable license agreements and all such license agreements are valid in full force and effect.

(d) The Company has not acted with bad faith in connection with the proceedings to obtain the registration of the trademarks “Soldexsa” and “Soldexa” before the Instituto Nacional de Defensa de la Competencia y Protección de la Propiedad Intelectual – INDECOPI.

4.11 Contracts; Insurance.

(a) Annex 4.11(a) of the Disclosure Schedule contains a list of contracts to which the Company and its Operating Subsidiaries are a party to (the “Material Contracts”), which are currently in effect.

(b) To Sellers’ Knowledge, each Material Contract is in full force and effect, constitutes a legal and binding obligation of the Company and its Operating Subsidiaries, as appropriate, and is valid and enforceable in accordance with its respective terms.

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(c) To Sellers’ Knowledge, neither the Company, nor any of its Operating Subsidiaries, has violated or breached or declared or committed any default (including any termination penalty) under any Material Contract.

(d) Annex 4.11(d) of the Disclosure Schedule contains a list of the insurance policies held by the Company and its Operating Subsidiaries.

(e) To Sellers’ Knowledge, each of such insurance policies is valid, enforceable and in full force and neither the Company nor any of its Operating Subsidiaries has received a notice regarding any refusal of coverage or cancellation of such policies.

4.12 Tax Matters.

To Sellers’ Knowledge:

(a) Except for the matters set forth in Annex 4.12(a) of the Disclosure Schedule, each Tax required to be paid on or before Closing by the Company and its Operating Subsidiaries (whether pursuant to any Tax Return or otherwise) has already been paid in full on a timely basis or will be paid in similar fashion on or before Closing.

(b) Except for the matters set forth in Annex 4.12(b) of the Disclosure Schedule, all Tax returns required to be filed by, or on behalf of, the Company or any of its Operating Subsidiaries (the “Tax Returns”): (i) have been or, with respect to the Tax Returns that are due after the date hereof and on or before the Closing Date, shall be filed when due with the appropriate Governmental Entity; and (ii) have been or, with respect to the Tax Return that are due after the date hereof and on or before the Closing Date, shall be when filed, true, accurate and complete in all material respects.

(c) Except for the Disclosure Schedule, no claim or other proceeding is pending or has been threatened in writing by any Governmental Entity against or with respect to the Company or any of its Subsidiaries in respect of any Tax due or Tax Returns filed by any one of them.

(d) The Company and its Subsidiaries comply with transfer pricing regulations in their operations with any Affiliate and related parties.

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4.13 Employee and Labor Matters.

To Sellers’ Knowledge, except for the matters set forth in Annex 4.13 and Annex 4.13(b) of the Disclosure Schedule:

(a) The Company and each of its Operating Subsidiaries have complied with in all material respects with labor and social security (previsional) Laws applicable to their employees, has paid in full and in a timely fashion all remuneration and benefits that such employees may have been entitled to, as well as all social security and health related payments which the Company and each Operating Subsidiary are obliged to make pursuant to applicable Law.

(b) Neither the Company nor any of its Operating Subsidiaries is a party to or bound by any union contract, collective bargaining agreement or similar contract in any jurisdiction.

(c) Neither de Company or its Subsidiaries has received written notice of any dispute with any of its employee any breach by it of its legal obligations concerning the employment of any of its employees, and, to Sellers’ Knowledge, such dispute is no reasonably expected.

(d) Neither the Company and its Subsidiaries is a party to, nor has any member received written notice of, any dispute with any recognized trade union, works council or similar organization, and, to Sellers’ Knowledge, such dispute is no reasonably expected.

(e) There are no actions, suits or claims pending or threatened against the Company or its Subsidiaries in connection with employment and/or labor law matters.

4.14 Environmental Matters.

To Sellers’ Knowledge, except for the matters set forth in Annex 4.14 of the Disclosure Schedule:

(a) All requisite environmental licenses necessary to own, lease and/or operate its assets by the Company and its Subsidiaries have been obtained and complied with in all respects by the Company and its Subsidiaries, and neither the Company nor its Subsidiaries has received any written notice that indicating a default or non-compliance under any such environmental licenses.

(b) Neither the Company nor its Subsidiaries has received any written notice that any of them is in violation of any environmental Law in relation to assets owned, leased and/or operated by Company and its Subsidiaries.

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(c) Neither Company nor its Subsidiaries is engaged in any litigation, arbitration or administrative proceedings concerning Environmental Law related to the assets owned, leased and/or operated by the Company or its Subsidiaries.

(d) Neither the Company nor its Subsidiaries is aware of any threatened or possible claim, investigation or other proceedings concerning environmental Law in relation to the Company and its Subsidiaries.

4.15 Related Party Transactions.

Annex 4.15 of the Disclosure Schedule and the Financial Statements sets forth a list of Material Contracts, including without limitation any payments, loaned or borrowed funds or property or any credit arrangement entered into by and between the Company or any of its Subsidiaries, on one side, and any Related Party, on the other side (each a “Related Party Transaction”).

To the Sellers’ Knowledge none of its Affiliates intends to reduce its business with the Company as of Closing Date.

4.16 Litigation; Proceedings; Orders.

Except as described in Annex 4.16 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or involved with or subject to any pending or, to Sellers’ Knowledge, threatened in writing, civil, labor, antitrust, environmental, Tax or criminal action, suit, arbitration, litigation, claim, demand, administrative procedure, prosecution or inquiry (including but not limited to those imposing fines or restrictions on its activities) before any Governmental Entity, arbitrator or arbitration panel.

4.17 Non-Contravention; Consents.

The execution and delivery of this Agreement by Sellers and the performance by Sellers hereunder, to Sellers’ Knowledge, do not and will not, directly or indirectly (with or without notice or lapse of time), (i) contravene or conflict with the organizational or governing documents of the Company or any of its Subsidiaries; or (ii) to Sellers’ Knowledge, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) under any Contract or other instrument or obligation to which the Company or any of its Operating Subsidiaries is a party to.

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4.18 Authorizations; Licenses; Permits.

Each of the Company and its Operating Subsidiaries own, possess, or have obtained and are in compliance with all material licenses, permits, certificates, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct their business as now conducted, all of which are in good standing, in full force and effect.

4.19 Compliance with Laws.

Neither the Company nor its Subsidiaries nor, to the Sellers’ Knowledge, any other person associated with or acting on behalf of the Company or its Subsidiaries, including, without limitation, any director, officer, agent, or employee of the Company or its Subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity or to influence official action; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; or (iv) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder; and, the Company and its Subsidiaries have instituted and maintain policies and procedures designed to ensure compliance therewith.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLERS WITH RESPECT TO SELLERS

Sellers hereby jointly and severally represent and warrant to Buyer, as of the date hereof and as of the Closing Date, that:

5.1 Organization. Authorization of Transactions.

Each Seller has full power, authority and legal capacity to enter into this Agreement and the other documents contemplated hereby to which such Seller is a party and to perform its obligations hereunder and thereunder. This Agreement has been duly executed and delivered by such Seller and constitutes the valid and binding agreement of such Seller, enforceable in accordance with its respective terms, except that such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or limiting the enforcement of creditor’s rights generally.

5.2 Non-Contravention.

Neither the execution and the delivery of this Agreement by Sellers, nor the performance by Sellers hereunder, and will not, directly or

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indirectly (with or without notice or lapse of time), (i) contravene or conflict with the organizational or governing documents of Sellers (if applicable); or (ii) result in a breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) under any Contract or other instrument or obligation to which a Seller is a party to.

5.3 Governmental Authorities and Consents.

Sellers are not required to submit any notice, report or other filing with any Governmental Entity in connection with the execution or delivery by it of this Agreement or the consummation of the transactions contemplated hereby. No consent, approval or authorization of any governmental or regulatory authority or any other party or person is required to be obtained by Sellers in connection with its execution, delivery and performance of this Agreement or the transactions contemplated hereby.

5.4 Transaction Interest.

Sellers are holder of the Transaction Interest as set forth in the Recitals, and at the Closing Sellers will transfer to Buyer, valid and marketable title to such interests, in each case free and clear of any Liens.

5.5 Litigation.

To Sellers’ Knowledge, there are no Claims which would adversely affect each Sellers’ performance under this Agreement or the consummation of the transactions contemplated hereby.

EXCEPT FOR THOSE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLES IV AND V HEREUNDER, SELLERS ARE NOT MAKING ANY OTHER REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED. AS SUCH, SELLERS DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, COLLATERAL, CONTRACT, STATEMENT, ASSURANCE, OPINION OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO BUYER, EXCEPT FOR THOSE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLES IV AND V HEREUNDER. IN THIS SENSE, BUYER WAIVES ALL RIGHTS AND REMEDIES WHICH BUT FOR THIS SECTION, WOULD OR MIGHT HAVE BEEN AVAILABLE TO IT REGARDING SUCH REPRESENTATION, WARRANTY, COLLATERAL CONTRACT, STATEMENT, ASSURANCE, OPINION OR INFORMATION WHETHER ARISING UNDER LAW OR OTHERWISE.

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ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers, as of the date hereof and as of the Closing Date, that:

6.1 Organization. Authorization of Transactions.

Buyer is a company duly formed, validly existing and in good standing under the Laws of Delaware, United States of America. Buyer has full power, authority and legal capacity to enter into this Agreement and the other documents contemplated hereby to which such Buyer is a party and to perform its obligations hereunder and thereunder.

This Agreement and the other documents contemplated hereby to which Buyer is a party have been duly executed and delivered by Buyer and constitute the valid and binding agreements of Buyer, enforceable in accordance with its respective terms.

6.2 Non-Contravention.

Neither the execution and the delivery of this Agreement by Buyer nor the performance by Buyer hereunder, and will not, directly or indirectly (with or without notice or lapse of time), (i) contravene or conflict with the organizational or governing documents of Buyer; or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) under any Contract or other instrument or obligation to which a Buyer is a party to.

6.3 Governmental Authorities and Consents.

Except for the SIC Approval and the Tender Offer, Buyer is not required to submit any notice, report or other filing with any Governmental Entity in connection with the execution or delivery by it of this Agreement or the consummation of the transactions contemplated hereby. No consent, approval or authorization of any governmental or regulatory authority or any other party or person is required to be obtained by Buyer in connection with its execution, delivery and performance of this Agreement or the transactions contemplated hereby.

As of the date hereof, Buyer does not have any knowledge that disqualifies the Parties hereto from obtaining the SIC Approval in a timely manner.

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6.4 Litigation.

There are no Claims which would adversely affect Buyer’ performance under this Agreement or the consummation of the transactions contemplated hereby.

6.5 Investigation.

(a) Buyer is a sophisticated entity, knowledgeable about the business of the Company and its Subsidiaries experienced in investments in such businesses and able to bear the economic risk associated with the purchase of the Transaction Interest. Buyer has such knowledge and experience as to be aware of the risks and uncertainties inherent in the purchase of such interest, as well as the knowledge of the business in particular, and have made independently, based on such information, its own analysis and decision to enter into this Agreement.

(b) Buyer has had full access to information regarding the Company and its Subsidiaries, for purposes of conducting their due diligence investigation of each of them. Buyer has carried on an extensive due diligence of the Company and its Subsidiaries.

(c) Buyer has reviewed and independently evaluated the Acuerdo de Colaboración and the consequences of its continuance or termination by ALW.

(d) As of the date of this Agreement, Buyer does not have any knowledge that the representations and warranties of Sellers made in this Agreement are not true and correct in any respect. As of the date of this Agreement, Buyer does not have any knowledge of any material errors in, or material omissions from, any Schedule.

6.6 Brokers.

Buyer has no obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Sellers or their Affiliates could become liable or obliged.

6.7 Projections and Valuation.

Buyer may be in possession of certain projections and other forecasts regarding the Company and its Subsidiaries, including but not limited to projected financial statements, cash flow items, management presentations and other data of such companies and certain business plan information of the Company and its Subsidiaries, which could have been used by Buyer in the model of valuation to determine the Purchase Price. Buyer acknowledges that there are substantial uncertainties inherent in

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attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to them, and that Buyer shall have no claim against anyone with respect thereto. Accordingly, Buyer acknowledges that neither Sellers nor any of their Affiliates has made any representation or warranty with respect to such projections and other forecasts and plans.

6.8 Legal Impediments.

There are no facts relating to Buyer, any applicable Law or any Contract to which any of the Buyer is a party that would disqualify Buyer from obtaining control of the interests to be acquired pursuant to this Agreement or that would prevent, delay or limit the ability of Buyer to perform their obligations hereunder or to consummate the transactions contemplated hereby on the terms and conditions set forth herein.

6.9 Availability of Funds.

Buyer has all funds necessary to timely pay the Purchase Price and to consummate the transactions contemplated herein.

ARTICLE VII

INDEMNIFICATION AND REMEDIES

7.1 Survival.

(a) The representations and warranties, and the covenants in this Agreement shall be subject to the following survival periods:

(i)	All covenants contained in this Agreement, including, but not limited to this Article VII, shall survive in perpetuity;

(ii)	The representations and warranties of Sections 4.1, 4.3 and 5.1 of this Agreement (the “Fundamental Representations”) shall continue in full force and effect for perpetuity;

(iii)	The representations and warranties of Section 4.12 of the Agreement shall continue in full force and effect for a period equal to the corresponding statute of limitation, pursuant to the applicable Law;

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(iv)	The representations and warranties of Sections 4.13 and 4.14 of the Agreement, shall continue in full force and effect for a period of 48 (forty-eight) months after Closing; and,

(v)	The representations and warranties not included in items (i) and (ii) above shall continue in full force and effect for a period of 18 (eighteen) months after Closing;

There shall be no liabilities or obligations with respect to any of such representations and warranties from and after the aforementioned survival periods, except for claims made before the expiration of such periods. Any claim for indemnification under this Article VII arising out of the inaccuracy or breach of any representation and warranty must be asserted in writing prior to the termination of the relevant survival period. Any representation, warranty, covenant or obligation that is the subject of a claim or dispute asserted in writing prior to the expiration of the applicable of the above-stated periods will survive with respect to such claim or dispute until the final resolution thereof.

(b) Any claim made shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be withdrawn at the expiration of 12 (twelve) months after the time limit set out in Section 7.1(a), unless the Damage is actual and is suffered or due and payable.

(c) In case of breach of this Agreement and its ancillary agreements after Closing, or in case of the inaccuracy or breach of any representation or warranty after Closing, the Parties hereby waive to the fullest legal extent the right to request the rescission and/or termination of this Agreement and its ancillary agreements, and the sole and exclusive remedy available for the Parties shall be the right to collect Damages under Section 7.2 hereof.

(d) Effective as of the Closing, Buyer shall and shall cause its Affiliates (including the Company and its Subsidiaries) to absolutely and unconditionally release, acquit and forever discharge all present and former officers, directors, managers, employees and agents of Sellers and their Affiliates, and each of their respective heirs, executors and administrators, from any and all costs, expenses, damages, debts, or any other obligations, liabilities and claims whatsoever, whether known or unknown, both in law and in equity, in each case to the extent arising out of or resulting from the ownership and/or operation of the Company and its Subsidiaries, or the assets, business, operations, conduct, services, products and/or employees (including former employees) of any of the Company and its Subsidiaries

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(and any predecessors), whether related to any period of time before or after the Closing Date except as any action needed to be filed against the above mentioned in order to proof a breach of any (i) representation or warranty, or (ii) covenant or obligation, made or assumed in connection with this Agreement; provided, however, that in the event Buyer, Buyer’s Guarantor or their Affiliates are sued by any of the Persons released pursuant to this Section 7.1 (c) for any matter subject to this release, they shall have the right to raise any defenses or counterclaims in connection with such lawsuits; and provided further that such release shall not extend to any actions of persons following the Closing Date who continue to be employed by the Company or any of its Subsidiaries on or after the Closing Date. For the avoidance of doubt, the obligations of Sellers’ Guarantor set forth in Section 10.2 of this Agreement shall be joint and several to the fullest extent of the Law; provided, however, that Sellers’ Guarantors shall be solely liable respect to any monetary damages to Buyer Indemnified Parties under this Agreement.

7.2 Indemnification by the Parties.

The Parties hereby agree that:

(a) Buyer shall indemnify, reimburse and hold Sellers (the “Sellers’ Indemnified Parties”) harmless (without duplication) from any loss, liability, claim, damage, expense (including costs of investigation and defense and reasonable attorneys’ fees, and excluding any indirect or consequential damage), whether or not involving a third-party claim suffered (collectively, “Damages”); and,

(b) Sellers shall indemnify, reimburse and hold Buyer and also, from and after Closing, the Company and its Subsidiaries, as well as their corresponding affiliates, directors, officers, employees, shareholders, managers and agents, harmless (without duplication) from any Damage suffered (the “Buyer’s Indemnified Parties”, jointly with the Sellers’ Indemnified Parties, the “Indemnified Parties”),

in connection with: (A) any breach of any representation or warranty made by the indemnifying Party in this Agreement; and, (B) any breach by the indemnifying Party of any covenant or obligation of the indemnifying Party pursuant to this Agreement; provided however that in case of the affiliates, directors, officers, employees, shareholders, managers and agents of Buyer, such indemnification shall only be applicable to the extent that the indemnifiable matter (i) is related to an event or a series of events which occurred or originated before Closing; (ii) has not been materially and adversely affected after Closing by any action or omission of Buyer or its affiliates, directors, officers, employees, shareholders, managers and/or agents; or, (iii) is the result of any non-indemnifiable matter becoming an

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indemnifiable matter after Closing as a consequence of an action attributable to Buyer and/or its affiliates, directors, officers, employees, shareholders, managers or agents.

In case of the Buyer’s Indemnified Parties, Sellers shall only be obliged to indemnify and hold the Buyer’s Indemnified Parties harmless (without duplication) for the amount equivalent to 91% of the total amount of any Damage; provided, that nothing contained herein will limit, in any way whatsoever, the right of the Buyer to seek specific performance of certain covenants under this Agreement, when applicable.

Notwithstanding the foregoing, the Indemnified Parties shall exert all commercially reasonable efforts to mitigate their Damages.

In addition, the Parties shall deduct from any such claims for Damages the insurance proceeds (net from taxes) received by the Indemnified Person in respect of insurance policies obtained prior to the date of this Agreement, provided that, subject to Section 7.4(b), any amounts payable under this Section 7.2 must be paid 15 (fifteen) Business Days after such obligation has been declared by a definitive decision of a competent authority, provided, further, that upon any delay thereof the amounts payable shall be subject to an interest rate of 10% per annum.

Except as set for in this Agreement, no representative, affiliate of, or direct or indirect equity owner in, Sellers shall have any personal liability to Buyer or any other person as a result of the breach of any representation, warranty, covenant, agreement or obligation of Sellers in this Agreement, and, no representative, affiliate of, or direct or indirect equity owner in, Buyer shall have any personal liability to Sellers or any other person as a result of the breach of any representation, warranty, covenant, agreement or obligation of Buyer in this Agreement.

Notwithstanding anything to the contrary contained in this Agreement, no Party shall be liable for punitive, reputational incidental, consequential or indirect damages, or lost profits, or losses calculated by reference to any multiple of earnings or earnings before interest, tax, depreciation or amortization (or any other valuation methodology), whether based on contract, tort, strict liability, other law or otherwise and whether or not arising from the other Party’s sole, joint or concurrent negligence, strict liability or other fault for any matter relating to this Agreement and the transactions contemplated hereby.

7.3 Limitations of Indemnity by Sellers.

(a) Damages shall be indemnified only to the extent each Damage (or series of Damages directly caused by, or resulting from, or in

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connection with, the same event or series of related events) exceed(s) US$ 150,000.00 in the case of the Company, Soldaduras West Arco S.A.S. and Soldaduras Megriweld S.A.S.; and US$ 75,000.00 in the case of Macromax Corporation, Brunner Corporation, Comercializadora de Electrodos de Venezuela Comelven C.A. and Soluciones Venezolanas en Soldaduras Solvensol C.A.; and the aggregate amount of all such Damages for which Sellers are liable exceeds US$ 2,000,000.00 (the “Threshold Amount”), in which event Sellers shall be liable under Section 7.2 only for the amount of any such Damages exceeding the Threshold Amount, provided, however, that the Threshold Amount shall not be applicable to any Damage related to or in connection with the Fundamental Representations. For the avoidance of doubt, other than in regard to the Fundamental Representations, Sellers shall not liable until the Threshold Amount has been reached and then Sellers shall pay only those amounts in excess of the Threshold Amount.

(b) Notwithstanding anything in this Agreement to the contrary, in no event shall the total indemnity obligation of Sellers shall exceed US$ 21,150,000.00.

(c) Buyer and Sellers agree that the Indemnified Parties’ sole remedy for any Damages experienced pursuant to Section 7.1, shall be limited to indemnification rules provided in Article VII of this Agreement.

(d) Sellers shall not be liable under this Agreement in respect of Damages:

(i)	which are contingent unless and until such contingent damage or liability becomes actual and is suffered or due and payable;

(ii)	in respect of any matter, act, omission or circumstance but only to the extent that the same would not have occurred or would have been less but for: (A) the passing of, coming into force or any change in, after the date of this Agreement, any law, statute, legislation, directive, order, ordinance, notice, rule or regulation of any government, governmental department, agency or regulatory body; (B) any change in the use of the Company and each of its Subsidiaries’ facilities after Closing;

(iii)	which are derived from any kind of matter stated in the Disclosure Schedule, except for the matters set forth in Annex 4.12(a) of the Disclosure Schedule, Sections I(ii), II(ii), III(i), V(i) of Annex 4.13(a) of the Disclosure Schedule and Section II of Annex 4.10(b) of the Disclosure Schedule;

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(iv)	derived from or caused by the implementation of the Normas Internacionales de Información Financiera as the new accounting principles applicable to the Company, as adopted by the Company pursuant to Resolución CONASEV N° 102-2010-EF/94.10;

(v)	from any model of valuation chosen and used by Buyer to determine the value of the Company and the Purchase Price;

(vi)	any breach by Sellers of any representation and/or warranty of Articles IV and/or V, in case Buyer knew (at any time before Closing) that such representation and/or warranty was not true, correct or complete;

(vii)	any issue related to, or economic or financial consequence derived from, the Acuerdo de Colaboración or any termination of the Acuerdo de Colaboración;

(viii)	which are derived directly or indirectly from any restriction, condition, limitation, economic condition, imposition, limitation, among others, enacted or declared by SIC to Buyer and related to the transactions hereunder; and/or,

(ix)	caused to Buyer (and/ or its affiliates, directors, officers, employees, shareholders, managers and/or agents), Buyer’s Guarantor (and/or its affiliates, directors, officers, employees, shareholders, managers and/or agents), and/or the Company (and/or its Subsidiaries) derived from lawsuits, actions, arbitration, investigations or any other proceeding filed outside the jurisdiction of the courts of the Republic of Peru in case of the Company and the Republic of Colombia in case of Soldaduras West Arco S.A.C. and/or Soldaduras Megriweld S.A.C.; provided that the Corte Interamericana de Derechos Humanos shall be considered as part of the jurisdiction of the Republic of Peru and the Republic of Colombia, as long as such countries remain adhered to the provisions of the Convención Americana sobre Derechos Humanos, as amended from time to time.

(e) Buyer expressly acknowledges that following the Closing the respective liability under this Agreement of Sellers which are individuals (including without limitation any individual which is participant or member of any trust, fideicomiso or any other patrimonio autónomo which is acting as Seller) shall be limited to the enforcement of the Sellers’ Guarantor. In this sense, Buyer expressly acknowledges and agrees that the sole remedy, compensation and/or indemnification granted to Buyer against those

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Sellers which are individuals (including without limitation any individual which is participant or member of any trust, fideicomiso or any other patrimonio autónomo which is acting as Seller) shall be the enforcement of the Sellers Guarantor. No other remedies whether statutory or otherwise set forth in applicable law shall apply and/or may be enforced by Buyer against those Sellers which are individuals (including without limitation any individual which is participant or member of any trust, fideicomiso or any other patrimonio autónomo which is acting as Seller) (including but not limited to termination of this Agreement or any other kind of compensation and/or indemnification payments).

7.4 Procedure for Indemnification in Respect of Third Party Claims.

(a) Promptly after receipt by an Indemnified Party under this Article VII of notice of the commencement of any proceeding against it, such Indemnified Party shall, if a claim is to be made against an indemnifying Party under such Article, give notice to the indemnifying Party of the commencement of such claim.

(b) If any proceeding referred to in this Article VII is brought against a Buyer’s Indemnified Party, they shall give notice to Sellers of the commencement of such proceeding.

(c) If the aforementioned proceeding refers to the matters set forth in Annex 4.12(a) of the Disclosure Schedule, Sections I(ii), II(ii), III(i), V(i) of Annex 4.13(a) of the Disclosure Schedule and Section II of Annex 4.10(b) of the Disclosure Schedule, Buyer shall control and assume the defense of such proceeding with the assistance of counsel to be appointed by Buyer from the list included as Exhibit 7.4(c) hereto or any other to be mutually agreed with Sellers; provided, however, that any withdrawal (including but not limited to any decision not to continue with the dispute), compromise or settlement of such proceeding shall be taken with the previous consent of Sellers, which shall not be unreasonably withheld. In all other cases, Sellers shall be entitled to control and assume the defense of such proceeding; provided, however, regardless of which party controls such proceeding Buyer and Sellers shall cooperate as described in section 7.4(d) below. If the Sellers assume the defense of a proceeding, (i) such assumption will conclusively establish for purposes of this Agreement that the corresponding claim is within the scope and subject to indemnification; and, (ii) no compromise or settlement of such claim may be effected by Sellers, without the consent of Buyer, unless, (A) there is no finding or admission of any violation of any legal requirement or any violation on the rights of any Person, (D) the sole relief provided is monetary damages that are paid in full by the Sellers, and (C) Buyer shall have no liability with respect to any compromise or settlement of such claim effected without its consent.

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(d) All communications between Buyer and the counsel to be appointed by Buyer shall be also copied to Sellers. In addition Sellers shall have access to any and all information in connection with the corresponding proceeding and, therefore, Buyer shall provide such information as requested by Sellers, provided that all communications, materials, litigation strategies, mental impressions and other information, including the confidences shared with Sellers shall be considered “Common Interest Materials” subject to a joint-defense privilege. Any and all Common Interest Materials obtained by Buyer and Sellers are provided solely for internal use and shall remain confidential and be protected from disclosure to any third party by the joint-defense privilege, the attorney-client privilege, the attorneys’ work product doctrine and other applicable privileges and immunities. Notwithstanding the foregoing, neither Seller nor Buyer shall be required to share any information if, upon the advice of counsel, such sharing would be prejudicial to its interests.

(e) Notwithstanding anything to the contrary in Section 7.2(b), since the commencement of the aforementioned proceeding, Sellers shall promptly reimburse the Buyer’s Indemnified Parties, for any and all costs and expenses of investigation and defense, and reasonable attorney’s fees, related thereto, as they are incurred by Buyer Indemnified Parties, when such proceeding refers to the matters set forth in Annex 4.12(a) of the Disclosure Schedule, Sections I(ii), II(ii), III(i), V(i) of Annex 4.13(a) of the Disclosure Schedule and Section II of Annex 4.10(b) of the Disclosure Schedule.

7.5 Payment of Indemnification.

It is agreed and understood that any amounts that are finally determined pursuant to this Article VII to be payable by one Party to the other Party shall be (i) converted to Dollars using the Dollar exchange rate published by the appropriate Governmental Entity on the day such payment is ordered to be paid, and (ii) paid in Dollars.

If Sellers pay an amount in discharge of any Damages and Buyer and/or the Company and/or its Subsidiaries subsequently recovers (whether by payment, discount, credit, relief or otherwise) from a third party a sum which is referable to the subject matter of such Damages, Buyer shall pay or shall procure that the Company and/or its Subsidiaries pay to the Sellers, so much of the amount previously paid by the Sellers as does not exceed the sum recovered from the third party less any reasonable cost, expenses and Taxes incurred in obtaining such recovery.

ARTICLE VIII

[ARTICLE INTENTIONALLY LEFT BLANK]

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ARTICLE IX

ADDITIONAL COVENANTS

9.1 Press Releases and Announcements.

All press releases related to this Agreement and the transactions contemplated herein, shall be issued by mutual consent of both Sellers and Buyer, except when such press releases or announcements are required by the applicable law or regulation, in particular those in connection with the U.S. Securities and Exchange Commission and any stock exchange.

9.2 Further Transfers.

Each Seller shall execute and deliver such further instruments of conveyance and transfer and take such additional action as Buyer may reasonably request to effect, consummate, confirm or evidence the transfer to Buyer of the Transaction Interest, and any other transactions contemplated hereby.

9.3 Confidentiality.

Any information shared by the Parties in relation with (i) the negotiation or execution of this Agreement, (ii) the terms and conditions of this Agreement, and (iii) all business trade secrets of the Company (collectively, the “Confidential Information”) shall be treated as confidential information and shall be not disclosed to any third party, unless the Parties agree to do so by written agreement. The Parties are authorized to disclose Confidential Information to any of its Affiliates.

Notwithstanding the foregoing, any Party may disclose the Confidential Information:

(a) If such disclosure is required by applicable law or by a Governmental Entity, or is required for the purpose of any judicial or administrative proceeding; provided, that (1) the Party making such disclosure shall use its best endeavors to agree the form of it with the other Party prior to its release, and (2) the Party making such announcement will restrict the disclosure of Confidential Information to the fullest reasonable extent possible;

(b) If such disclosure is made to any auditors or advisors of such Party; provided, that the Party making such disclosure enters into confidentiality agreements with such auditors or advisors, so that they will also be bound by confidentiality obligations with regards to the Confidential Information;

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(c) If the Confidential Information concerning such disclosure was lawfully in its possession prior to it being obtained or received; and,

(d) If the Confidential Information has come into the public domain through no fault of such Party.

Any information to be disclosed pursuant to this Section 9.3 shall be disclosed only after consultation with (i) the Sellers, in the case of any proposed disclosure by the other Parties, or (ii) the Purchaser, in the case of any proposed disclosure by the Parties, following written independent legal advice that such disclosure falls within terms and conditions set forth in the preceding paragraphs, and having obtained assurances that such Confidential Information shall, to the fullest extent permitted by law, continue to be confidential.

ARTICLE X

GUARANTORS

10.1 Buyer’s Guarantor.

Buyer’s Guarantor hereby unconditionally guarantees, as a primary obligor and not merely as a surety (codeudor solidario), the due and punctual payment and performance of Buyer’ payment of money obligations under this Agreement, including, without limitation, Buyer’ indemnification obligations, whether direct or indirect, liquidated, absolute, accrued, contingent or otherwise and whether due or to become due. Buyer Guarantor hereby waives, to the maximum extent permitted by any applicable Law, any provision of any Law applicable hereto which restricts or in any way limits the rights of any obligee against a guarantor or surety following a default or failure of performance by an obligor with respect to whose obligations the guarantee or surety is provided. Without limiting the generality of the foregoing, Buyer Guarantor expressly waives any requirement that Sellers exhaust any right, power or remedy or proceed against Buyer under this Agreement. The guarantee of Buyer Guarantor hereunder shall survive the Closing and shall remain in effect for so long as Buyer has any of such obligations outstanding.

10.2 Sellers’ Guarantor.

Sellers’ Guarantor hereby unconditionally guarantees, as a primary obligor and not merely as a surety (codeudor solidario), the due and punctual payment and performance of Sellers’ payment of money obligations under this Agreement, including, without limitation, Sellers’ indemnification obligations, whether direct or indirect, liquidated, absolute,

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accrued, contingent or otherwise and whether due or to become due. The guarantee of Sellers’ Guarantor hereunder shall survive the Closing and shall remain in effect for so long as Sellers have any of such obligations outstanding. In addition, the Sellers’ Guarantor hereby agrees to remain economically and financially solvent with respect to or in connection with all covenants and obligations contained in this Agreement, for the purpose of fulfilling its indemnification obligations contained in this Agreement.

ARTICLE XI

MISCELLANEOUS

11.1 Amendment and Waiver.

This Agreement may be amended and any provision of this Agreement may be waived, provided that any such amendment or waiver shall be binding upon a Party only if such amendment or waiver is set forth in a writing executed by both Parties. No course of dealing between or among any persons having any interest in this Agreement shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Party under or by reason of this Agreement.

11.2 Notices.

All notices, demands and other communications given or delivered under this Agreement shall be in writing and shall be deemed to have been given when personally delivered or delivered by express courier service. Notices, demands and communications to each Party shall, unless another address is specified in writing, be sent to the address indicated herein below:

Notices to Buyer and/or Buyer’s Guarantor:

Colfax Corporation
8170 Maple Lawn Blvd. Suite 180
Fulton, MD 20759 USA
Tel.:	+1 (301) 323-9000
Fax:	+1 (301) 323-9001
Attn.:	Ms. Lynne Puckett
Mr. Dan Pryor
with a copy to:
Miranda & Amado Abogados Av. Larco 1301, Piso 20, Miraflores, Lima 18, Perú Tel.: +51 (1) 610-4747 Fax: +51 (1) 610-47-48
Attn.: Mr. José Daniel Amado

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Notice to Sellers and/or Sellers’ Guarantor:
Inversiones Breca S.A.
Las Begonias 441, oficina 242, San Isidro, Lima 27, Perú
Tel:	+51 (1) 706-5050
Attn.:	Mr. Jaime Araoz Medanic
Mr. Miguel Angel Salmón Jacobs
with a copy to:
Rebaza, Alcázar & De Las Casas Abogados Financieros
Canaval y Moreyra 452, Piso 17, San Isidro, Lima 17, Perú
Tel: 442-5100
Fax: 442-5100 Ext. 237
Attn.: Mr. Alberto Rebaza

11.3 Binding Agreement; Assignment.

This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided, that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either Party without the prior written consent of the other Party; provided, however, that Buyer may assign the rights, interests and obligations hereunder to any of its Affiliated prior to Closing, only in case Buyer’s Guarantor expressly ratifies in writing such assignment.

11.4 Severability.

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be null or void or invalid under applicable Law, such provision shall be ineffective only to the extent of such nullity, voidance or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement.

11.5 Captions. Schedules and Exhibits.

The captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement shall be enforced and construed as if no caption had been used in this Agreement.

Execution Version

All schedules and annexes attached hereto and referred to herein are intended to be and hereby are made a part of this Agreement. Any disclosure in any Sellers’ Schedule or in the Disclosure Schedule under this Agreement corresponding to and qualifying a specific numbered paragraph or section hereof shall be deemed to correspond to and qualify any other numbered paragraph or section relating to such Party. Certain information set forth in the Schedules or in the Disclosure Schedule is included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules or in the Disclosure Schedule is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules or in the Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item, or matter not described herein or included in a Schedule or in the Disclosure Schedule is or is not material for purposes of this Agreement.

11.6 Entire Agreement.

The schedules and exhibits identified in this Agreement are incorporated herein by reference. This Agreement and any documents referred to herein or incorporating this Agreement in writing, contain the entire agreement between the Parties and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to the subject matter hereof in any way.

11.7 Governing Law.

All questions concerning the construction, validity and interpretation of this Agreement shall be governed by and construed in accordance with the domestic laws of Peru, without giving effect to any choice of law or conflict of law provision (whether of Peru or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than Peru.

11.8 Arbitration.

(a) All disputes arising out of or in connection with this Agreement shall be finally settled by de jure arbitration (arbitraje de derecho) under the Rules of Arbitration of the American Chamber of Commerce in Perú Chamber of Commerce by arbitrators appointed in accordance with the said Rules, which shall be conducted in Spanish language.

Execution Version

(b) The place and seat of arbitration shall be in Lima, Perú.

11.9 Rules of Construction.

(a) Unless the context otherwise requires, references in this Agreement to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Terms defined in the singular have the corresponding meanings in the plural, and vice versa. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The term “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(d) The Parties acknowledge that each Party and its attorney has reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(e) The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

(f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

11.10 Payments.

Except as otherwise expressly provided in this Agreement, all payments to be made under this Agreement shall be made in Dollars unless otherwise agreed between the Parties and shall be paid in cash in

Execution Version

immediately cleared funds (without set-off, withholding or any deduction of any kind including, but not limited, for any Taxes, banking, transfer, unless otherwise agreed between the Sellers and the Buyer before (or simultaneous) to Closing.

11.11 Expenses.

Except as otherwise provided in this Agreement, whether or not the Closing takes place, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, including any fees, expenses or other payments incurred or owed by a Party to any brokers, financial advisors or comparable other persons retained or employed by such Party in connection with the transactions contemplated by this Agreement.

11.12 Transition Reports.

In order to assist Buyer in preparing for the transition of ownership upon Closing (and for such limited purpose only), from the date of this Agreement until Closing, Sellers shall provide to Buyer a monthly report no later than the 20th day of each month (relating to the prior month) for each the Company and its Subsidiaries, which report shall be substantially similar to, and prepared on substantially the same basis as the Financial Statements.

For purposes of clarity, Buyer hereby agrees and acknowledges that Sellers shall deliver the aforementioned monthly reports solely as an accommodation to Buyer, that Sellers shall not be deemed to provide any warranties whatsoever as to the information contained in such reports or provided in any discussions of such reports and that Sellers shall have no liability of any type whatsoever relating to or arising from such reports or information, save in respect of fraud, willful misconduct or gross negligence by or on behalf of Sellers, the Company and/or its Subsidiaries.

11.13 Transition Management Services.

In order to assist Buyer in the transition of ownership after Closing (and for such limited purpose only), from the date of execution of this Agreement until 6 months afterwards (and only if Closing occurs within such period), Sellers shall provide to the Company and its Subsidiaries, if requested by Buyer, continued management services, which for the avoidance of any doubt shall (a) include (i) the support of Mr. Harold Gardner and Mr. Pier Menchelli, subject to their continued employment by Sellers and/or any Affiliate of Sellers, and (ii) the services provided, as of the date of this Agreement, by Estratégica S.A. to the Company and its Subsidiaries; and, (b) be provided at no cost to Buyer, provided, however, that Buyer shall bear all out-of-pocket costs and expenses incurred by the Sellers in providing these services for the period after Closing.

* * * *

[SIGNATURE PAGES FOLLOW]

Execution Version

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

BUYER:

By: /s/ Daniel A. Pryor

Name: Daniel A. Pryor

Date: 5/26/12

BUYER’S GUARANTOR

By: /s/ Daniel A. Pryor

Name: Daniel A. Pryor

Date: 5/26/12

[Buyer and Buyer’s Guarantor signature page to the Share Purchase Agreement]

Execution Version

Consented and agreed to as of the date first written above.

SELLERS:

By: /s/ Pedro Brescia Moreyra

Name: Pedro Brescia Moreyra

Date: 26/05/2012

By: /s/ Jaime Araoz Medanic

Name: Jaime Araoz Medanic

Date: 26/05/2012

SELLERS’ GUARANTOR

By: /s/ Pedro Brescia Moreyra

Name: Pedro Brescia Moreyra

Date: 26/05/2012

By: /s/ Jaime Araoz Medanic

Name: Jaime Araoz Medanic

Date: 26/05/2012

[Sellers and Sellers’ Guarantor signature page to the Share Purchase Agreement]

Identification of Contents of Omitted Exhibits, Schedules and Annexes

(To be furnished supplementally to SEC upon request.)

Exhibit 2.4(b)(ii)	Form of Land-Use Agreement

Exhibit 3.1(d)	Form of Sellers’ Closing Certificate

Exhibit 3.2(a)	Form of Buyer’s Closing Certificate

Exhibit 7.4(c)	List of Approved Counsel

Schedule A	Disclosure Schedule to Share Purchase Agreement

Annex 1.1	Sellers’ Knowledge

Annex 2.2	Consolidated Balance Sheet as of February 29, 2012

Annex 2.3	Intercompany Loans and Debts

Annex 4.1(c)	Owners of the Shares or any Securities

Annex 4.6	Title to Assets

Annex 4.9(a)	Real Estate

Annex 4.9(d)	Leased Properties

Annex 4.10(a)	Intellectual Property

Annex 4.10(b)	Proceedings regarding Intellectual Property

Annex 4.11(a)	Material Contracts

Annex 4.11(d)	Material Insurance Policies

Annex 4.12(a)	Tax Matters

Annex 4.12(b)	Tax Claims or Proceedings

Annex 4.13	Labor and Social Security

Annex 4.13(b)	Union Contracts, Collective Bargaining Agreements

Annex 4.14	Environmental Matters

Annex 4.15	Related Party Transactions

Annex 4.16	Litigation; Proceeding; Orders

Annex 4.18	Authorizations; Licenses; Permits

Schedule 2.2(c)	Net Equity Calculation